Exhibit 99.9

IFRS INR Earning Release

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheets as of	Note	September 30, 2016	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	2.1	31,732	32,697
Current investments	2.2	2,154	75
Trade receivables		11,571	11,330
Unbilled revenue		3,892	3,029
Prepayments and other current assets	2.4	5,171	4,448
Derivative financial instruments	2.3	89	116
Total current assets		54,609	51,695
Non-current assets
Property, plant and equipment	2.7	11,197	10,530
Goodwill	2.8	3,771	3,764
Intangible assets		904	985
Investment in associate		99	103
Non-current investments	2.2	1,931	1,811
Deferred income tax assets		628	536
Income tax assets		5,248	5,230
Other non-current assets	2.4	719	735
Total non-current assets		24,497	23,694
Total assets		79,106	75,389
LIABILITIES AND EQUITY
Current liabilities
Trade payables		307	386
Derivative financial instruments	2.3	2	5
Current income tax liabilities		3,851	3,410
Client deposits		11	28
Unearned revenue		1,478	1,332
Employee benefit obligations		1,440	1,341
Provisions	2.6	621	512
Other current liabilities	2.5	6,185	6,225
Total current liabilities		13,895	13,239
Non-current liabilities
Deferred income tax liabilities		235	256
Other non-current liabilities	2.5	151	115
Total liabilities		14,281	13,610
Equity
Share capital- 5 par value 240,00,00,000 (240,00,00,000) equity shares authorized, issued and outstanding 2,28,56,51,730 (228,56,21,088) net of 1,12,92,934 (1,13,23,576) treasury shares as of September 30, 2016 (March 31, 2016), respectively		1,144	1,144
Share premium		2,272	2,241
Retained earnings		60,773	57,655
Cash flow hedge reserve		2	–
Other reserves		–	–
Other components of equity		634	739
Total equity attributable to equity holders of the Company		64,825	61,779
Non-controlling interests		–	–
Total equity		64,825	61,779
Total liabilities and equity		79,106	75,389

The accompanying notes form an integral part of the condensed consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statements of Comprehensive Income	Note	Three months ended September 30,		Six months ended September 30,
		2016	2015	2016	2015
Revenues		17,310	15,635	34,091	29,989
Cost of sales	2.15	10,962	9,724	21,643	18,847
Gross profit		6,348	5,911	12,448	11,142
Operating expenses:
Selling and marketing expenses	2.15	897	843	1,817	1,663
Administrative expenses	2.15	1,142	1,075	2,276	2,038
Total operating expenses		2,039	1,918	4,093	3,701
Operating profit		4,309	3,993	8,355	7,441
Other income, net		760	793	1,513	1,551
Share in associate's profit / (loss)		(3)	(1)	(5)	(1)
Profit before income taxes		5,066	4,785	9,863	8,991
Income tax expense	2.11	1,460	1,387	2,822	2,562
Net profit		3,606	3,398	7,041	6,429
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(40)	(7)	(57)	(14)
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9	2.2	–	–	(35)	–
Equity instruments through other comprehensive income			–	–	–
		(40)	(7)	(92)	(14)
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges	2.3	2	–	2	–
Exchange differences on translation of foreign operations		(51)	62	(13)	206
Fair value changes on investments	2.2	–	30	–	18
		(49)	92	(11)	224
Total other comprehensive income, net of tax		(89)	85	(103)	210
Total comprehensive income		3,517	3,483	6,938	6,639
Profit attributable to:
Owners of the company		3,606	3,398	7,041	6,429
Non-controlling interests		–	–	–	–
		3,606	3,398	7,041	6,429
Total comprehensive income attributable to:
Owners of the company		3,517	3,483	6,938	6,639
Non-controlling interests		–	–	–	–
		3,517	3,483	6,938	6,639
Earnings per equity share
Basic ()		15.77	14.87	30.81	28.13
Diluted ()		15.77	14.87	30.80	28.13
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		228,56,41,710	228,56,14,029	228,56,32,081	228,56,12,157
Diluted		228,59,49,303	228,57,13,042	228,58,75,988	228,56,96,678

The accompanying notes form an integral part of the condensed consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statements of Changes in Equity

(In crore except equity share data)

	Shares(2)	Share capital	Share premium	Retained earnings	Other reserves(3)	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as of April 1, 2015	114,28,05,132	572	2,806	50,978	–	407	–	54,763
Changes in equity for the six months ended September 30, 2015
Increase in share capital on account of bonus issue (1) (refer to note 2.17)	114,28,05,132	572	–	–	–	–	–	572
Amounts utilized for bonus issue (refer note 2.17)(1)	–	–	(572)	–	–	–	–	(572)
Shares issued on exercise of employee stock options (Refer note 2.10)	9,116	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(265)	265	–	–	–
Transferred from other reserves on utilisation	–	–	–	265	(265)	–	–	–
Fair value changes on investments (Refer note 2.2)	–	–	–	–	–	18	–	18
Employee stock compensation expense (refer to note 2.10)	–	–	4	–	–	–	–	4
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(14)	–	(14)
Dividends (including corporate dividend tax)	–	–	–	(4,061)	–	–	–	(4,061)
Net profit	–	–	–	6,429	–	–	–	6,429
Exchange differences on translation of foreign operations	–	–	–	–	–	206	–	206
Balance as of September 30, 2015	228,56,19,380	1,144	2,238	53,346	–	617	–	57,345
Balance as of April 1, 2016	228,56,21,088	1,144	2,241	57,655	–	739	–	61,779
Changes in equity for the six months ended September 30, 2016
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9 (Refer note 2.2)	–	–	–	–	–	(35)	–	(35)
Shares issued on exercise of employee stock options (Refer note 2.10)	30,642	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	1
Employee stock compensation expense (refer to note 2.10)			30	–	–	–	–	30
Transferred to other reserves	–	–	–	(551)	551	–	–	–
Transferred from other reserves on utilisation	–	–	–	551	(551)	–	–	–
Fair value changes on cash flow hedge (Refer note 2.3)	–	–	–	–	–	–	2	2
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(57)	–	(57)
Dividends	–	–	–	(3,923)	–	–	–	(3,923)
Net profit	–	–	–	7,041	–	–	–	7,041
Exchange differences on translation of foreign operations	–	–	–	–	–	(13)	–	(13)
Balance as of September 30, 2016	2,285,651,730	1,144	2,272	60,773	–	634	2	64,825

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

(1)	net of treasury shares

(2)	excludes treasury shares of 1,12,92,934 as of September 30, 2016, 1,13,23,576 as of April 1, 2016, 1,13,25,284 as of September 30, 2015 and 56,67,200 as of April 1, 2015, held by consolidated trust.

(3)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore)

Condensed Consolidated Statements of Cash Flows	Note	Six months ended September 30,
		2016	2015
Operating activities:
Net Profit		7,041	6,429
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.15	824	671
Income tax expense	2.11	2,822	2,562
Income on investments		(90)	(96)
Effect of exchange rate changes on assets and liabilities		27	50
Deferred purchase price		–	124
Impairment loss on financial assets		40	7
Other adjustments		205	79
Changes in working capital
Trade receivables and unbilled revenue		(1,145)	(1,231)
Prepayments and other assets		(633)	(1,693)
Trade payables		(78)	(33)
Client deposits		(17)	(5)
Unearned revenue		146	55
Other liabilities and provisions		94	1,275
Cash generated from operations		9,236	8,194
Income taxes paid		(2,499)	(2,862)
Net cash provided by operating activities		6,737	5,332
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors		(1,469)	(1,268)
Loans to employees		38	(6)
Deposits placed with corporation		(85)	(24)
Income on investments		79	86
Payment for acquisition of business, net of cash acquired	2.9	–	(549)
Payment of contingent consideration pertaining to acquisition of business	2.9	(36)	–
Investment in preference securities		(54)	(22)
Investment in others		(8)	(15)
Investment in quoted debt securities		(159)	(201)
Redemption of quoted debt securities		4	–
Investment in liquid mutual fund units		(20,217)	(13,664)
Redemption of liquid mutual fund units		18,159	13,932
Redemption of fixed maturity plan securities		–	33
Net cash used in investing activities		(3,748)	(1,698)
Financing activities:
Payment of dividends (includes corporate dividend tax)		(3,910)	(4,061)
Net cash used in financing activities		(3,910)	(4,061)
Effect of exchange rate changes on cash and cash equivalents		(44)	6
Net decrease in cash and cash equivalents		(921)	(427)
Cash and cash equivalents at the beginning	2.1	32,697	30,367
Cash and cash equivalents at the end	2.1	31,732	29,946
Supplementary information:
Restricted cash balance	2.1	522	382

The accompanying notes form an integral part of the condensed consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Notes to the Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's condensed consolidated interim financial statements are authorized for issue by the company's Board of Directors on October 14, 2016.

1.2 Basis of preparation of financial statements

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual consolidated financial statements for the year ended March 31, 2016. Accounting policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.11.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.7)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Financial instruments

Effective April 1, 2016, the group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018. As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:- Financial assets carried at amortised cost- Financial assets fair valued through other comprehensive income- Financial assets fair valued through profit and lossThe adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated. The impact on account of adoption of IFRS 9 is given in Note 2.2.

1.9.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.9.2 Subsequent measurement

a.	Non-derivative financial instruments

(i)	Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(ii)	Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iii)	Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.9.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.10 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments.

1.11 Impairment

a. Financial assets

The group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.12 Employee benefits

1.12.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.12.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.12.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.12.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.13 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.14 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Recent accounting pronouncements

1.15.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

IFRS 16 Leases : On January, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

2. Notes to the condensed consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Cash and bank deposits	26,261	27,420
Deposits with financial institution	5,471	5,277
	31,732	32,697

Cash and cash equivalents as of September 30, 2016 and March 31, 2016 include restricted cash and bank balances of 522 crore and 492 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Current Accounts
ANZ Bank, Taiwan	18	13
Axis Bank, India	1	1
Axis Bank - Unpaid dividend account	2	2
Banamex Bank, Mexico	–	5
Banamex Bank, Mexico (U.S. Dollar account)	3	3
Bank of America, Mexico	23	21
Bank of America, USA	857	681
Bank Zachodni WBK S.A, Poland	10	3
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Barclays Bank, UK	12	19
Bank Leumi, Israel (US Dollar account)	10	17
Bank Leumi, Israel	8	10
BNP Paribas Bank, Norway	2	–
China Merchants Bank, China	9	8
Citibank N.A, China	63	65
Citibank N.A., China (U.S. Dollar account)	47	72
Citibank N.A., Costa Rica	4	2
Citibank N.A., Australia	126	72
Citibank N.A., Brazil	24	5
Citibank N.A., Dubai	1	1
Citibank N.A., India	1	1
Citibank N.A., Japan	18	15
Citibank N.A., New Zealand	9	6
Citibank N.A., Portugal	1	2
Citibank N.A., Singapore	–	3
Citibank N.A., South Africa	6	5
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
CitiBank N.A., USA	109	60
CitiBank N.A., EEFC (U.S. Dollar account)	1	–
Commerzbank, Germany	10	19
Crédit Industriel et Commercial Bank, France	–	4
Deutsche Bank, India	9	8
Deutsche Bank, Philippines	10	13
Deutsche Bank, Philippines (U.S. Dollar account)	3	1
Deutsche Bank, Poland	12	5
Deutsche Bank, Poland (Euro account)	4	–
Deutsche Bank, EEFC (Australian Dollar account)	51	2
Deutsche Bank, EEFC (Euro account)	28	32
Deutsche Bank, EEFC (Swiss Franc account)	1	5
Deutsche Bank, EEFC (U.S. Dollar account)	43	96
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	7	9
Deutsche Bank, Belgium	51	59
Deutsche Bank, Malaysia	–	9
Deutsche Bank, Czech Republic	22	14
Deutsche Bank, Czech Republic (Euro account)	–	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	27	28
Deutsche Bank, France	16	10
Deutsche Bank, Germany	19	17
Deutsche Bank, Netherlands	8	6
Deutsche Bank, Russia	2	2
Deutsche Bank, Russia (U.S. Dollar account)	4	1
Deutsche Bank, Singapore	1	4
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	6	1
Deutsche Bank, United Kingdom	37	170
Deutsche Bank, USA	6	–
HDFC Bank - Unpaid dividend account	3	1
HSBC Bank, Brazil	3	5
HSBC Bank, Hong Kong	5	1
ICICI Bank, India	46	72
ICICI Bank, EEFC (Euro account)	4	–
ICICI Bank, EEFC (U.S. Dollar account)	15	10
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	2	–
ICICI Bank - Unpaid dividend account	13	2
ING Bank, Belgium	3	3
Nordbanken, Sweden	20	15
Punjab National Bank, India	3	4
Raiffeisen Bank, Czech Republic	4	5
Raiffeisen Bank, Romania	3	4
Royal Bank of Canada, Canada	38	78
Santander Bank, Argentina	6	–
State Bank of India, India	7	8
Silicon Valley Bank, USA	4	5
Silicon Valley Bank, (Euro account)	33	65
Silicon Valley Bank, (United Kingdom Pound Sterling account)	9	19
Union Bank of Switzerland AG	5	15
Union Bank of Switzerland AG, (Euro account)	–	12
Union Bank of Switzerland AG, (Australian Dollar account)	–	2
Union Bank of Switzerland AG, (U.S. Dollar account)	9	28
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	–	4
Wells Fargo Bank N.A., USA	28	23
Westpac, Australia	1	6
	2,009	1,999
Deposit Accounts
Andhra Bank	868	948
Axis Bank	1,830	1,340
Bank BGZ BNP Paribas S.A	193	–
Bank of India	–	77
Canara Bank	2,274	2,247
Central Bank of India	1,518	1,538
Citibank	93	128
Corporation Bank	1,285	1,285
Deutsche Bank, Poland	54	237
HDFC Bank	1,985	2,650
ICICI Bank	3,758	4,199
IDBI Bank	1,900	1,900
Indian Overseas Bank	1,250	1,250
Indusind Bank	250	250
Jammu & Kashmir Bank	25	25
Kotak Mahindra Bank Limited	420	537
National Australia Bank Limited	–	1
Oriental Bank of Commerce	1,967	1,967
Punjab National Bank	–	18
South Indian Bank	100	23
State Bank of India	2,350	2,367
Syndicate Bank	949	1,266
Union Bank of India	72	140
Vijaya Bank	304	304
Yes Bank	807	724
	24,252	25,421
Deposits with financial institution
HDFC Limited	5,446	5,277
Bajaj Finance Limited	25	–
	5,471	5,277
Total	31,732	32,697

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

	As of
	September 30, 2016	March 31, 2016
(i) Current
Amortised Cost
Quoted debt securities:
Cost	7	7
Fair Value through profit and loss
Liquid mutual funds
Fair Value	2,147	68
	2,154	75
Non-current
Amortised Cost
Quoted debt securities:
Cost	1,599	1,696
Fair Value through Other comprehensive income
Quoted debt securities:	155	–
Fair value
Fair Value through Other comprehensive income
Unquoted equity and preference securities:
Fair value	147	93
Others:
Fair value	30	22
	1,931	1,811
Total investments	4,085	1,886
Investments carried at amortised cost	1,606	1,703
Investments carried at fair value through other comprehensive income	332	115
Investments carried at fair value through profit and loss	2,147	68

Liquid mutual funds

The cost and fair value of liquid mutual funds as of September 30, 2016 was 2,142 crore and 2,147 crore, respectively. The cost and fair value of liquid mutual funds as of March 31, 2016 was 68 crore. The fair value is based on quoted price.

Quoted debt securities carried at amortized cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organisations. The fair value of quoted debt securities (including interest accrued) as of September 30, 2016 and March 31, 2016 is 1,848 crore and 1,703 crore, respectively. The fair value is based on quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Represents investment in non-convertible debentures issued by government aided institutions. The cost and fair value of non-convertible debentures (including interest accrued) as of September 30, 2016 is 155 crore. The fair value is based on quoted prices.

Impact on account of adoption of IFRS 9

Certain investments which were earlier carried at fair value through other comprehensive income under IAS 39, Financial Instruments: Recognition and measurement are now carried at amortised cost under IFRS 9, where the business model is to hold the asset, in order to collect contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount. The impact of such change in measurement did not have a material impact on the financial statements. Hence, the company has not restated the prior period figures and the cumulative impact has been recorded in other comprehensive income for the six months ended September 30, 2016.

Accordingly, for the six months ended September 30, 2016, the company has recorded, in its other comprehensive income, a reversal of unrealised gain, net of taxes, of 35 crore (recorded on quoted debt securities as on April, 1, 2016), with a corresponding change in investment and deferred taxes.

Further, under IFRS 9, the impairment of financial assets is measured under the 'Expected Credit Loss' (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The change in the impairment model did not have a material impact on the financial statements.

Details showing the changes in the classification and the corresponding differences in carrying amounts as of the transition date April 1, 2016

    (In crore)

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	68	Fair value through profit or loss	68
Quoted debt securities:	Available for sale financial assets (1)	7	Amortized cost	7
Total		75		75
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1)	1,696	Amortized cost	1,599
Unquoted equity and preference securities	Available for sale financial assets (1)	115	Fair value through other comprehensive income	115
Total		1,811		1,714
Total investments		1,886		1,789

(1) Fair value changes through other comprehensive income

Details showing the changes in the classification and the corresponding differences in carrying amounts as of the transition date April 1, 2015

    (In crore)

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	842	Fair value through profit or loss	842
Fixed maturity plan securities:	Available for sale financial assets (1)	32	Fair value through profit or loss	32
Total		874		874
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1)	1,344	Amortized cost	1,304
Unquoted equity and preference securities	Available for sale financial assets (1)	1	Fair value through other comprehensive income	1
Total		1,345		1,305
Total investments		2,219		2,179

(1) Fair value changes through other comprehensive income

2.3 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2016 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	31,732	–	–	–	–	31,732	31,732
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	2,147	–	–	2,147	2,147
Quoted debt securities	1,606	–	–	–	155	1,761	2,003*
Unquoted equity and preference securities	–	–	–	177	–	177	177
Trade receivables	11,571	–	–	–	–	11,571	11,571
Unbilled revenue	3,892	–	–	–	–	3,892	3,892
Prepayments and other assets (Refer Note 2.4)	3,494	–	–	–	–	3,494	3,494
Derivative financial instruments	–	–	87	–	2	89	89
Total	52,295	–	2,234	177	157	54,863	55,105
Liabilities:
Trade payables	307	–	–	–	–	307	307
Derivative financial instruments	–	–	2	–	–	2	2
Client deposits	11	–	–	–	–	11	11
Other liabilities including contingent consideration (Refer Note 2.5)	4,926	–	83	–	–	5,009	5,009
Total	5,244	–	85	–	–	5,329	5,329

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	32,697	–	–	–	–	32,697	32,697
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	68	–	–	68	68
Quoted debt securities	1,703	–	–	–	–	1,703	1,703*
Unquoted equity and preference securities:	–	–	–	115	–	115	115
Trade receivables	11,330	–	–	–	–	11,330	11,330
Unbilled revenue	3,029	–	–	–	–	3,029	3,029
Prepayments and other assets (Refer Note 2.4)	2,601	–	–	–	–	2,601	2,601
Derivative financial instruments	–	–	116	–	–	116	116
Total	51,360	–	184	115	–	51,659	51,659
Liabilities:
Trade payables	386	–	–	–	–	386	386
Derivative financial instruments	–	–	5	–	–	5	5
Client deposits	28	–	–	–	–	28	28
Other liabilities including contingent consideration (Refer Note 2.5)	4,880	–	117	–	–	4,997	4,997
Total	5,294	–	122	–	–	5,416	5,416

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of September 30, 2016:

(In crore)

	As of September 30, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	2,147	2,147	–	–
Investments in quoted debt securities (Refer Note 2.2)	2,003	438	1,565	–
Investments in equity and preference securities (Refer Note 2.2)	147	–	–	147
Others (Refer Note 2.2)	30	–	–	30
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	89	–	89	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer note 2.5)*	83	–	–	83

During the six months ended September 30, 2016, quoted debt securities of 115 crore were transferred from Level

1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

*Discounted $14 million (approximately 93 crore) at 13.4%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

Fair value hierarchy of assets and liabilities measured as of March 31, 2016:

(In crore)

	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	68	68	–	–
Investments in quoted debt securities (Refer Note 2.2)	1,703	376	1,327	–
Investments in equity securities and preference securities(Refer Note 2.2)	93	–	–	93
Others (Refer Note 2.2)	22	–	–	22
Derivative financial instruments– gain on outstanding foreign exchange forward and option contracts	116	–	116	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	5	–	5	–
Liability towards contingent consideration (Refer note 2.5)*	117	–	–	117

*Discounted $20 million (approximately 132 crore) at 13.7%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of September 30, 2016 from March 31, 2016 is on account of settlement of contingent consideration of 40 crore and change in discount rates and passage of time.

Income from financial assets or liabilities is as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Interest income from investments carried at amortised cost	645	651	1,296	1,333
Dividend income from investments carried at fair value through profit or loss	8	20	27	44
	653	671	1,323	1,377

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of September 30, 2016:

 (In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,232	136	57	231	609	2,265
Trade receivables	7,985	1,310	581	630	699	11,205
Unbilled revenue	2,391	467	440	134	298	3,730
Other assets	339	49	29	12	87	516
Trade payables	(98)	(21)	(22)	(23)	(118)	(282)
Client deposits	(5)	(3)	–	–	(3)	(11)
Accrued Expenses	(839)	(201)	(153)	(38)	(209)	(1,440)
Employee benefit obligations	(604)	(89)	(36)	(185)	(131)	(1,045)
Other liabilities	(715)	(118)	(33)	(17)	(203)	(1,086)
Net assets / (liabilities)	9,686	1,530	863	744	1,029	13,852

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,124	167	202	171	601	2,265
Trade receivables	7,558	1,280	721	598	696	10,853
Unbilled revenue	1,871	368	190	114	253	2,796
Other assets	96	37	26	10	84	253
Trade payables	(126)	(75)	(73)	(4)	(76)	(354)
Client deposits	(20)	(2)	–	–	(6)	(28)
Accrued expenses	(788)	(152)	(116)	(35)	(219)	(1,310)
Employee benefit obligations	(573)	(80)	(49)	(166)	(125)	(993)
Other liabilities	(1,049)	(135)	(32)	(42)	(208)	(1,466)
Net assets / (liabilities)	8,093	1,408	869	646	1,000	12,016

For each of the three months ended September 30, 2016 and September 30, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.51%.

For each of the six months ended September 30, 2016 and September 30, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.50%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of		As of
	September 30, 2016		March 31, 2016
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	551	3,671	510	3,379
In Euro	99	733	100	750
In United Kingdom Pound Sterling	55	478	65	623
In Australian dollars	35	177	55	281
In Swiss Franc	19	133	25	173
Option Contracts
In U.S. dollars	150	1,000	125	828
In United Kingdom Pound Sterling	25	216	–	–
In Euro	25	186	–	–
Total forwards & options		6,594		6,034

The Group recognized a net gain on derivative financial instruments of 177 crore and 224 crore during the three months and six months ended September 30, 2016 as against a net loss on derivative financial instruments of 18 crore and 92 crore during the three months and six months ended September 30, 2015, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Not later than one month	1,178	1,577
Later than one month and not later than three months	3,191	3,420
Later than three months and not later than one year	2,225	1,037
	6,594	6,034

During the three months ended September 30, 2016, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. Accordingly, the fair value changes of 2 crore was recorded in the other comprehensive income for the three months and six months ended September 30, 2016. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to the statement of comprehensive income within 3 months.

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of		As of
	September 30, 2016		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	90	(3)	124	(13)
Amount set off	(1)	1	(8)	8
Net amount presented in balance sheet	89	(2)	116	(5)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 11,571 crore and 11,330 crore as of September 30, 2016 and March 31, 2016, respectively and unbilled revenue amounting to 3,892 crore and 3,029 crore as of September 30, 2016 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Revenue from top customer	3.5	3.7	3.5	3.7
Revenue from top five customers	13.1	14.0	13.4	14.0

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months and six months ended September 30, 2016 was 25 crore and 40 crore, respectively. The allowance for lifetime expected credit losses on customer balances for the three months and six months ended September 30, 2016 was 11 crore and 7 crore, respectively

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Balance at the beginning	305	367	289	366
Translation differences	(3)	2	(2)	7
Impairment loss recognised/(reversed)	25	11	40	7
Write–offs	(1)	–	(1)	–
Balance at the end	326	380	326	380

The Company’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As of
	September 30, 2016	March 31, 2016
Trade receivables	11,571	11,330
Unbilled revenues	3,892	3,029
Days Sales Outstanding- DSO (days)	64	66

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit which are funds deposited at a bank for a specified time period.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The group has no outstanding bank borrowings. The group believes that the working capital is sufficient to meet its current requirements.

As of September 30, 2016, the Group had a working capital of 40,714 crore including cash and cash equivalents of 31,732 crore and current investments of 2,154 crore. As of March 31, 2016, the Group had a working capital of 38,456 crore including cash and cash equivalents of 32,697 crore and current investments of 75 crore.

As of September 30, 2016 and March 31, 2016, the outstanding employee benefit obligations were 1,440 crore and 1,341 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	307	–	–	–	307
Client deposits	11	–	–	–	11
Other liabilities (excluding liability towards acquisition) (Refer Note 2.5)	4,859	48	21	–	4,928
Liability towards acquisitions on an undiscounted basis (including contingent consideration) -Refer Note 2.5	46	47	–	–	93

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	386	–	–	–	386
Client deposits	28	–	–	–	28
Other liabilities ( excluding liabilities towards acquisition ) (Refer Note 2.5)	4,847	25	9	–	4,881
Liability towards acquisitions on an undiscounted basis (Refer Note 2.5)	86	46	–	–	132

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Current
Rental deposits	19	13
Security deposits	10	7
Loans to employees	264	303
Prepaid expenses(1)	253	201
Interest accrued and not due	1,501	704
Withholding taxes and others(1)	1,621	1,799
Advance payments to vendors for supply of goods(1)	68	110
Deposit with corporations	1,333	1,238
Deferred contract cost(1)	63	48
Other assets	39	25
	5,171	4,448
Non-current
Loans to employees	26	25
Deposit with corporations	52	62
Rental deposits	168	146
Security deposits	81	78
Deferred contract cost(1)	310	333
Prepaid expenses(1)	73	87
Prepaid gratuity(1)	8	4
Other assets	1	–
	719	735
	5,890	5,183
Financial assets in prepayments and other assets	3,494	2,601

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

	As of
	September 30, 2016	March 31, 2016
Current
Accrued compensation to employees	2,047	2,265
Accrued expenses	2,487	2,189
Withholding taxes and others(1)	1,280	1,296
Retainage	81	80
Liabilities of controlled trusts	148	167
Deferred income - government grant on land use rights(1)	1	1
Accrued gratuity(1)	1	–
Liability towards contingent consideration (Refer note 2.9)	44	81
Others	96	146
	6,185	6,225
Non-current
Liability towards contingent consideration (Refer note 2.9)	39	36
Accrued compensation to employees	67	33
Deferred income - government grant on land use rights(1)	45	46
	151	115
	6,336	6,340
Financial liabilities included in other liabilities	5,009	4,997
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration) - Refer note 2.9	93	132

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Provision for post sales client support and other provisions	621	512
	621	512

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Three months ended September 30, 2016	Six months ended September 30, 2016
Balance at the beginning	536	512
Provision recognized/ (reversed)	110	146
Provision utilized	(18)	(39)
Translation difference	(7)	2
Balance at the end	621	621

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of September 30, 2016 and March 31, 2016, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.11) amounted to 280 crore and 277 crore, respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of July 1, 2016	1,629	6,361	2,757	4,241	1,494	31	16,513
Additions	9	63	123	273	91	2	561
Deletions	–	–	(9)	(20)	(3)	(1)	(33)
Translation difference	–	–	(2)	(4)	(4)	–	(10)
Gross carrying value as of September 30, 2016	1,638	6,424	2,869	4,490	1,578	32	17,031
Accumulated depreciation as of July 1, 2016	(23)	(2,258)	(1,695)	(2,766)	(1,029)	(18)	(7,789)
Depreciation	(1)	(58)	(95)	(179)	(48)	(2)	(383)
Accumulated depreciation on deletions	–	–	9	20	3	1	33
Translation difference	–	–	1	3	4	1	9
Accumulated depreciation as of September 30, 2016	(24)	(2,316)	(1,780)	(2,922)	(1,070)	(18)	(8,130)
Capital work-in progress as of September 30, 2016							2,296
Carrying value as of September 30, 2016	1,614	4,108	1,089	1,568	508	14	11,197
Capital work-in progress as of July 1, 2016							2,241
Carrying value as of July 1, 2016	1,606	4,103	1,062	1,475	465	13	10,965

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2015:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of July 1, 2015	1,580	5,955	2,196	3,647	1,232	35	14,645
Additions	9	56	94	191	32	2	384
Deletions	–	–	(2)	(241)	(2)	(1)	(246)
Translation difference	–	–	(1)	3	(1)	–	1
Gross carrying value as of September 30, 2015	1,589	6,011	2,287	3,600	1,261	36	14,784
Accumulated depreciation as of July 1, 2015	(17)	(2,035)	(1,365)	(2,402)	(868)	(20)	(6,707)
Depreciation	(2)	(54)	(76)	(142)	(37)	(2)	(313)
Accumulated depreciation on deletions	–	–	1	93	–	–	94
Translation difference	–	–	1	(2)	3	1	3
Accumulated depreciation as of September 30, 2015	(19)	(2,089)	(1,439)	(2,453)	(902)	(21)	(6,923)
Capital work-in progress as of September 30, 2015							1,825
Carrying value as of September 30, 2015	1,570	3,922	848	1,147	359	15	9,686
Capital work-in progress as of July 1, 2015							1,573
Carrying value as of July 1, 2015	1,563	3,920	831	1,245	364	15	9,511

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	18	99	285	457	143	5	1,007
Deletions	–	–	(12)	(35)	(4)	(2)	(53)
Translation difference	–	–	(2)	(4)	(5)	–	(11)
Gross carrying value as of September 30, 2016	1,638	6,424	2,869	4,490	1,578	32	17,031
Accumulated depreciation as of April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(2)	(115)	(185)	(343)	(93)	(3)	(741)
Accumulated depreciation on deletions	–	–	12	35	4	2	53
Translation difference	–	–	1	3	5	–	9
Accumulated depreciation as of September 30, 2016	(24)	(2,316)	(1,780)	(2,922)	(1,070)	(18)	(8,130)
Capital work-in progress as of September 30, 2016							2,296
Carrying value as of September 30, 2016	1,614	4,108	1,089	1,568	508	14	11,197
Capital work-in progress as of April 1, 2016							1,893
Carrying value as of April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2015:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Acquisitions through business combination (Refer note 2.9)	–	–	1	2	1	–	4
Additions	27	130	186	494	79	3	919
Deletions	–	–	(5)	(254)	(3)	(2)	(264)
Translation difference	–	–	1	11	5	1	18
Gross carrying value as of September 30, 2015	1,589	6,011	2,287	3,600	1,261	36	14,784
Accumulated depreciation as of April 1, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Accumulated Depreciation on acquired assets (Refer note 2.9)	–	–	(1)	(1)	–	–	(2)
Depreciation	(3)	(107)	(148)	(256)	(77)	(3)	(594)
Accumulated depreciation on deletions	–	–	4	100	1	1	106
Translation difference	–	–	(1)	(9)	(1)	–	(11)
Accumulated depreciation as of September 30, 2015	(19)	(2,089)	(1,439)	(2,453)	(902)	(21)	(6,923)
Capital work-in progress as of September 30, 2015							1,825
Carrying value as of September 30, 2015	1,570	3,922	848	1,147	359	15	9,686
Capital work-in progress as of April 1, 2015							1,440
Carrying value as of April 1, 2015	1,546	3,899	811	1,060	354	15	9,125

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Acquisition through Business Combination (Refer note 2.9)	–	–	1	2	1	–	4
Additions	58	444	499	1,103	265	6	2,375
Deletions	–	–	(8)	(396)	(7)	(12)	(423)
Translation difference	–	–	2	16	6	1	25
Gross carrying value as of March 31, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Accumulated depreciation as of April 1, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Accumulated Depreciation on acquired assets (Refer note 2.9)	–	–	(1)	(1)	–	–	(2)
Depreciation	(6)	(219)	(320)	(553)	(161)	(5)	(1,264)
Accumulated depreciation on deletions	–	–	7	237	4	7	255
Translation difference	–	–	(1)	(13)	(4)	–	(18)
Accumulated depreciation as of March 31, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Capital work-in progress as of March 31, 2016							1,893
Carrying value as of March 31, 2016	1,598	4,124	990	1,455	458	12	10,530
Capital work-in progress as of April 1, 2015							1,440
Carrying value as of April 1, 2015	1,546	3,899	811	1,060	354	15	9,125

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 631 crore and 628 crore as of September 30, 2016 and March 31, 2016, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,433 crore and 1,486 crore, as of September 30, 2016 and March 31, 2016, respectively.

2.8 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	September 30, 2016	March 31, 2016
Carrying value at the beginning	3,764	3,091
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.9)	–	452
Goodwill on Noah acquisition (Refer note 2.9)	–	30
Translation differences	7	191
Carrying value at the end	3,771	3,764

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.14). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016:

(In crore)

Segment	As of
March 31, 2016
Financial services	851
Manufacturing	423
Retail, Consumer packaged goods and Logistics	573
Life Sciences, Healthcare and Insurance	656
Energy & Utilities, Communication and Services	789
3,292
Operating segments without significant goodwill	472
Total	3,764

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2016, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

March 31, 2016
Long term growth rate	8-10
Operating margins	17-20
Discount rate	14.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.9 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	39	–	39
Intangible assets – technical know-how	–	27	27
Intangible assets – trade name	–	27	27
Intangible assets - customer contracts and relationships	–	119	119
	39	173	212
Goodwill			30
Total purchase price			242

* Includes cash and cash equivalents acquired of 18 crore

Goodwill of 4 crore is tax deductible.

The gross amount of trade receivables acquired and its fair value is 29 crore and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration
Cash paid	216
Fair value of contingent consideration	26
Total purchase price	242

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During the year end March 31, 2016, based on an assessment of Noah achieving the targets for the year ending December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. For the three months and six months ended September 30, 2016, a post-acquisition employee remuneration expense of 30 crore and 61 crore respectively, has been recorded in the statement of comprehensive income.

The transaction costs of 11 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the six months ended September 30, 2016 EdgeVerve had repaid 270 crore by redeeming proportionate number of debentures.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	35	–	35
Intangible assets – technology	–	130	130
Intangible assets – trade name	–	14	14
Intangible assets - customer contracts and relationships	–	175	175
Deferred tax liabilities on intangible assets	–	(128)	(128)
	35	191	226
Goodwill			452
Total purchase price			678

*Includes cash and cash equivalents acquired of 29 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 57 crore and the amounts has been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration
Cash paid	578
Fair value of contingent consideration	100
Total purchase price	678

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the six months ended September 30, 2016 contingent consideration of 40 crore was paid to the sellers of Kallidus on the achievement of the certain financial targets. The balance contingent consideration as of September 30, 2016 and March 31, 2016 is 93 crore and 132 crore respectively, on an undiscounted basis.

The transaction costs of 12 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

2.10 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service. As of September 30, 2016, 1,11,92,934 shares are held by the trust towards 2015 Plan. As of September 30, 2016, 72,795 Incentive Units were outstanding (net of forfeitures) and the carrying value of the cash liability is less than 1 crore.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2,000,000 which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5,000,000, subject to achievement of performance targets set by the Board or its committee, which vest over time. $2,000,000 of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS. The performance based RSU and Options pertaining to financial year 2017 has not yet been granted as of September 30, 2016. Though the performance based RSU and Options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of September 30, 2016, in accordance with IFRS 2 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of 5 crore and 2 crore and 14 crore and 4 crore during the three months and six months ended September 30, 2016 and September 30, 2015 respectively, towards CEO compensation.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan (the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and six months ended September 30, 2016 is set out below:

Particulars	Three months ended September 30, 2016		Six months ended September 30, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian Equity Shares (IES)
Outstanding at the beginning*	209,099	5	221,505	5
Granted	1,512,895	5	1,512,895	5
Forfeited and expired	12,650	5	12,650	5
Exercised	18,236	5	30,642	5
Outstanding at the end	1,691,108	5	1,691,108	5
Exercisable at the end	–	–	–	–

*adjusted for bonus issues (Refer note 2.17)

Particulars	Three months ended September 30, 2016		Six months ended September 30, 2016
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (ADS)
Outstanding at the beginning	–	–	–	–
Granted	391,420	0.07	391,420	0.07
Forfeited and expired	10,120	0.07	10,120	0.07
Exercised	–	–	–	–
Outstanding at the end	381,300	0.07	381,300	0.07
Exercisable at the end	–	–	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and six months ended September 30, 2015 is set out below:

Particulars	Three months ended September 30, 2015		Six months ended September 30, 2015
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian Equity Shares (IES)
Outstanding at the beginning*	232,329	5	108,268	5
Granted	–	–	124,061	5
Forfeited and expired	–	–	–	–
Exercised*	9,116	5	9,116	5
Outstanding at the end	223,213	5	223,213	5

Exercisable at the end

*adjusted for bonus issues (Refer note 2.17)

During the three months and six months ended September 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,021/- and 1,096/-

During the three months and six months ended September 30, 2015, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,092/-

The weighted average remaining contractual life of RSUs outstanding as of September 30, 2016 and March 31, 2016 under the 2015 Plan was 2.27 years and 1.98 years respectively.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares	Fiscal 2017- ADS	Fiscal 2016- Equity Shares	Fiscal 2015- Equity Shares
Grant date	1-Aug-16	1-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1 - 4	1 - 4	1 - 4	1 - 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6-7	0.5 - 1	7- 8	8 - 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the three months and six months ended September 30, 2016 and September 30, 2015, the company recorded an employee stock compensation expense of 21 crore and 2 crore and 30 crore and 4 crore, respectively in the statement of comprehensive income. The cash settled stock compensation expense during each of the three months and six months ended September 30, 2016 was less than 1 crore.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three month ended September 30,		Six month ended September 30,
	2016	2015	2016	2015
Current taxes
Domestic taxes	1,106	1,124	2,201	2,025
Foreign taxes	363	317	735	549
	1,469	1,441	2,936	2,574
Deferred taxes
Domestic taxes	(2)	(4)	(31)	41
Foreign taxes	(7)	(50)	(83)	(53)
	(9)	(54)	(114)	(12)
Income tax expense	1,460	1,387	2,822	2,562

Income tax expense for the three months ended September 30, 2016 and September 30, 2015 includes reversals (net of provisions) of 17 crore and 30 crore, respectively, pertaining to earlier periods. Income tax expense for the six months ended September 30, 2016 and September 30, 2015 includes reversal (net of provisions) of 9 crore and 113 crore, respectively, pertaining to earlier periods.

Entire deferred income tax for the three months and six months ended September 30, 2016 and September 30, 2015 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Profit before income taxes	5,066	4,785	9,863	8,991
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,753	1,656	3,414	3,111
Tax effect due to non-taxable income for Indian tax purposes	(523)	(483)	(1,007)	(877)
Overseas taxes	225	183	415	332
Tax provision (reversals), overseas and domestic	(17)	(30)	(9)	(113)
Effect of exempt non-operating income	(17)	(16)	(45)	(34)
Effect of unrecognized deferred tax assets	56	3	53	13
Effect of differential overseas tax rates	14	14	16	8
Effect of non-deductible expenses	(8)	65	24	140
Additional deduction on research and development expense	(16)	(12)	(30)	(26)
Others	(7)	7	(9)	8
Income tax expense	1,460	1,387	2,822	2,562

The applicable Indian statutory tax rates for fiscal 2017 and fiscal 2016 is 34.61%.

During the six months ended September 30, 2016 and September 30, 2015, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which is valid upto 31st March 2017. The weighted tax deduction is equal to 200% of such expenditure incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Reinvestment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As of September 30, 2016 and March 31, 2016, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 4,383 crore and 4,383 crore) amounted to 7 crore and 7 crore, respectively.

Payment of 4,383 crore (4,383 crore) includes demands from the Indian Income tax authorities of 4,135 crore (4,135 crore), including interest of 1,224 crore (1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011. These demands were paid to statutory tax authorities. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding(1) & (2)	228,56,41,710	228,56,14,029	228,56,32,081	228,56,12,157
Effect of dilutive common equivalent shares - share options outstanding	307,593	99,013	243,907	84,521
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,59,49,303	228,57,13,042	228,58,75,988	228,56,96,678

(1) Excludes treasury shares

(2) adjusted for bonus issues. Refer note 2.17

For the three months and six months ended September 30, 2016 and September 30, 2015, respectively, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers(1)	14	6	35	28
Commission and other benefits to non-executive/independent directors	3	3	6	5
Total	17	9	41	33

(1)	Includes stock compensation expense of 5 crore and 2 crore, and 14 crore and 4 crore for the three months and six months ended September 30, 2016 and September 30, 2015, respectively

2.14 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the quarter ended March 31, 2016, the Group reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight consequent to which, erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Additionally, Infosys Public services (IPS) is being reviewed separately by the Chief Operating Decision Maker (CODM). Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business segments

Three months ended September 30, 2016 and September 30, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	4,686	1,853	3,864	2,833	2,089	1,339	646	17,310
	4,243	1,827	3,336	2,582	2,036	1,214	397	15,635
Identifiable operating expenses	2,373	961	1,861	1,361	1,055	692	375	8,678
	1,965	1,012	1,514	1,218	953	561	232	7,455
Allocated expenses	1,018	423	881	646	476	305	148	3,897
	1,011	451	824	638	503	300	99	3,826
Segment profit	1,295	469	1,122	826	558	342	123	4,735
	1,267	364	998	726	580	353	66	4,354
Unallocable expenses								426
								361
Operating profit								4,309
								3,993
Other income, net								760
								793
Share in Associate's profit / (loss)								(3)
								(1)
Profit before income taxes								5,066
								4,785
Income tax expense								1,460
								1,387
Net profit								3,606
								3,398
Depreciation and amortization								424
								358
Non-cash expenses other than depreciation and amortization								2
								3

Six months ended September 30, 2016 and September 30, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	9,237	3,696	7,583	5,694	4,093	2,661	1,127	34,091
	8,125	3,444	6,502	4,923	3,906	2,365	724	29,989
Identifiable operating expenses	4,611	1,910	3,618	2,731	2,054	1,375	720	17,019
	3,878	1,891	2,958	2,342	1,891	1,163	487	14,610
Allocated expenses	2,065	866	1,776	1,335	959	624	263	7,888
	1,907	844	1,593	1,206	957	579	177	7,263
Segment profit	2,561	920	2,189	1,628	1,080	662	144	9,184
	2,340	709	1,951	1,375	1,058	623	60	8,116
Unallocable expenses								829
								675
Operating profit								8,355
								7,441
Other income, net								1,513
								1,551
Share in Associate's profit / (loss)								(5)
								(1)
Profit before income taxes								9,863
								8,991
Income tax expense								2,822
								2,562
Net profit								7,041
								6,429
Depreciation and amortization								824
								671
Non-cash expenses other than depreciation and amortization								5
								4

2.14.2 Geographic segments

Three months ended September 30, 2016 and September 30, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,641	3,896	587	2,186	17,310
	9,891	3,580	360	1,804	15,635
Identifiable operating expenses	5,444	1,956	250	1,028	8,678
	4,803	1,742	87	823	7,455
Allocated expenses	2,423	885	123	466	3,897
	2,442	881	79	424	3,826
Segment profit	2,774	1,055	214	692	4,735
	2,646	957	194	557	4,354
Unallocable expenses					426
					361
Operating profit					4,309
					3,993
Other income, net					760
					793
Share in Associate's profit / (loss)					(3)
					(1)
Profit before income taxes					5,066
					4,785
Income tax expense					1,460
					1,387
Net profit					3,606
					3,398
Depreciation and amortization					424
					358
Non-cash expenses other than depreciation and amortization					2
					3

Six months ended September 30, 2016 and September 30, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	21,041	7,764	1,045	4,241	34,091
	18,965	6,800	678	3,546	29,989
Identifiable operating expenses	10,780	3,801	498	1,940	17,019
	9,392	3,351	323	1,544	14,610
Allocated expenses	4,926	1,813	217	932	7,888
	4,643	1,659	142	819	7,263
Segment profit	5,335	2,150	330	1,369	9,184
	4,930	1,790	213	1,183	8,116
Unallocable expenses					829
					675
Operating profit					8,355
					7,441
Other income, net					1,513
					1,551
Share in Associate's profit / (loss)					(5)
					(1)
Profit before income taxes					9,863
					8,991
Income tax expense					2,822
					2,562
Net profit					7,041
					6,429
Depreciation and amortization					824
					671
Non-cash expenses other than depreciation and amortization					5
					4

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2016 and September 30, 2015.

2.15 Break-up of expenses

Cost of sales

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Employee benefit costs	8,564	7,544	16,850	14,689
Deferred purchase price pertaining to acquisition	–	64	–	124
Depreciation and amortization	424	358	824	671
Travelling costs	386	434	952	835
Cost of Software packages for own use	187	179	370	367
Consultancy and professional charges	7	8	14	12
Third party items bought for service delivery to clients	194	174	287	287
Cost of technical sub-contractors	940	858	1,857	1,607
Operating lease payments	78	59	151	113
Communication costs	61	42	115	90
Repairs and maintenance	85	33	162	86
Provision for post-sales client support	30	(34)	51	(43)
Others	6	5	10	9
Total	10,962	9,724	21,643	18,847

Selling and marketing expenses

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Employee benefit costs	692	670	1,353	1,295
Travelling costs	82	86	184	169
Branding and marketing	81	61	197	135
Operating lease payments	17	11	31	21
Communication costs	5	5	9	9
Consultancy and professional charges	12	13	24	27
Others	8	(3)	19	7
Total	897	843	1,817	1,663

Administrative expenses

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Employee benefit costs	392	344	727	628
Consultancy and professional charges	155	163	320	314
Repairs and maintenance	219	203	471	380
Power and fuel	61	59	124	112
Communication costs	70	64	132	124
Travelling costs	52	62	124	133
Impairment loss recognised/(reversed) on financial assets	27	11	44	7
Rates and taxes	40	30	80	62
Insurance charges	10	13	24	28
Operating lease payments	26	17	49	34
Commission to non-whole time directors	3	2	6	5
Contribution towards Corporate Social Responsibility	53	59	102	104
Others	34	48	73	107
Total	1,142	1,075	2,276	2,038

2.16 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the six months ended September 30, 2016 and September 30, 2015 was 14.25/- and 29.50/-(not adjusted for June 17, 2015 bonus issue) respectively.

The Board of Directors in their meeting on October 14, 2016 declared an interim dividend of 11/- per equity share which would result in a net cash outflow of approximately 3,029 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

2.17 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 114,84,72,332 fully paid up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by the shareholders through postal ballot. Book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 1,12,92,934 and 1,13,23,576 shares were held by controlled trust, as of September 30, 2016 and March 31, 2016, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore October 14, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Condensed Consolidated Interim Financial Statements

We have audited the accompanying condensed consolidated interim financial statements of Infosys Limited (“the Company”) and its subsidiaries (collectively referred to as “the Group”), which comprise the condensed consolidated balance sheet as at September 30, 2016, the condensed consolidated statement of comprehensive income for the three months and six months then ended, condensed consolidated statements of changes in equity and cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation of these condensed consolidated interim financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal financial control relevant to the preparation and presentation of the condensed consolidated interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these condensed consolidated interim financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the condensed consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the condensed consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the condensed consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the condensed consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the condensed consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the condensed consolidated interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the condensed consolidated interim financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the condensed consolidated balance sheet, of the consolidated interim financial position as at September 30, 2016;
(b)	in the case of the condensed consolidated statement of comprehensive income, of the consolidated interim financial performance for the three months and six months ended on that date;
(c)	in the case of the condensed consolidated statement of changes in equity, of the consolidated changes in equity for the six months ended on that date; and
(d)	in the case of the condensed consolidated statement of cash flows, of the consolidated cash flows for the six months ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Bangalore

October 14, 2016